Scotiabank reports strong third quarter results of $931 million and record revenues for second consecutive quarter
TORONTO, August 28, 2009 — Scotiabank today reported third quarter income of $931 million compared with $1.01 billion for the same period last year. Quarter over quarter, net income was up 7%.
     This quarter’s results include record revenues for the second consecutive quarter with contributions from all three business lines. On an all-Bank basis, revenue increased by 11% compared to the same period last year. These results were due primarily to higher net interest income, strong growth in capital market activities, and increased customer transactions, offset by increases in provisions for credit losses and writedowns on securities.
     Diluted earnings per share were $0.87 compared to $0.98 in the same period a year ago and $0.81 last quarter. Return on equity remained strong at 18.0% compared to 21.0% last year and 17.6% last quarter. A dividend of 49 cents per common share was announced.
     “Record quarters from Canadian Banking and Scotia Capital and a solid contribution from International Banking have allowed Scotiabank to continue to deliver strong core earnings through challenging conditions,” said Rick Waugh, President and CEO. “Provisions for credit losses, including an increase in the general allowance, are within our expectations and risk appetite, and we are continuing to prudently manage our loan portfolios across geographies and industries.
     “Canadian Banking reported a record quarter, benefitting from a 7% rise in revenue from the same quarter last year. This was due mainly to higher net interest income, from growth in average asset volumes in mortgages, personal loans and small business and commercial banking. Good progress continues to be made in all our Wealth Management channels. We led the industry in mutual funds net sales for the second consecutive quarter.
     “Scotia Capital saw record results year over year with strong performances across all products and businesses, partly offset by higher provisions for credit losses. Net interest income rose substantially compared to the same period last year due to higher loan volumes and significantly improved lending spreads.
     “Solid results in International Banking were driven by strong growth in net interest income, a result of improved margins and loan growth across the division, offset by higher provisions for credit losses and writedowns on securities.
     “Our capital position continues to improve and remains strong by international standards, allowing the Bank to continue to deliver consistent dividends to shareholders and pursue ongoing business development opportunities. High levels of profitability and retained earnings have contributed to the improvement in our capital ratios.
     “Scotiabank’s continued focus on expense control across all business lines is reflected in a productivity ratio of 51.0% compared to 54.3% for the same period last year.
     “Economic conditions in the second half of 2009 are improving. With the solid results achieved during the first nine months of the year, the Bank is maintaining the objectives established at the beginning of the year.”
Third quarter financial measures compared to the same period a year ago:
–	Earnings per share (diluted) of $0.87, compared to $0.98

–	Net income of $931 million, versus $1.01 billion

–	Return on equity of 18.0%, compared to 21.0%

–	Productivity ratio of 51.0%, versus 54.3%

–	Quarterly dividend of 49 cents per common share
Year-to-date performance versus our 2009 financial and operational objectives was as follows:
Target: Earn a return on equity (ROE)(1) of 16 to 20%. For the nine months, Scotiabank earned an ROE of 17.5%.
Target: Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was negative 10%.

Target: Maintain a productivity ratio(1) of less than 58%. Scotiabank’s ratio was 53.5% for the nine months.

Target: Maintain strong capital ratios. At 10.4%, Scotiabank’s Tier 1 capital ratio remains strong by international standards.

(1)	Refer to non-GAAP measures discussion on page 5.
Live audio Web broadcast of the Bank’s analysts’ conference call. See page 39 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited)	2009	2009	2008	2009	2008

Operating results ($ millions)
Net interest income	2,176	2,087	1,946	6,229	5,633
Net interest income (TEB(1))	2,244	2,164	2,049	6,444	5,954
Total revenue	3,775	3,596	3,374	10,722	9,385
Total revenue (TEB(1))	3,843	3,673	3,477	10,937	9,706
Provision for credit losses	554	489	159	1,324	423
Non-interest expenses	1,959	1,886	1,889	5,855	5,352
Provision for income taxes	303	319	287	812	689
Provision for income taxes (TEB(1))	371	396	390	1,027	1,010
Net income	931	872	1,010	2,645	2,825
Net income available to common shareholders	882	821	978	2,508	2,750

Operating performance
Basic earnings per share ($)	0.87	0.81	0.99	2.48	2.79
Diluted earnings per share ($)	0.87	0.81	0.98	2.48	2.77
Return on equity(1) (%)	18.0	17.6	21.0	17.5	20.3
Productivity ratio (%) (TEB(1))	51.0	51.4	54.3	53.5	55.1
Net interest margin on total average assets (%) (TEB(1))	1.76	1.71	1.79	1.66	1.78

Balance sheet information ($ millions)
Cash resources and securities	156,157	146,060	124,079
Loans and acceptances	268,053	296,740	283,742
Total assets	485,856	513,567	462,407
Deposits	333,728	346,860	332,469
Preferred shares	3,710	3,710	2,560
Common shareholders’ equity	19,687	19,198	18,801
Assets under administration	207,913	196,773	207,433
Assets under management	39,806	35,449	37,842

Capital measures
Tier 1 capital ratio (%)	10.4	9.6	9.8
Total capital ratio (%)	12.7	11.8	11.5
Tangible common equity to risk-weighted assets(1) (%)	8.0	7.7	7.6
Risk-weighted assets ($ millions)	221,494	241,837	225,801

Credit quality
Net impaired loans(2) ($ millions)	2,509	2,179	1,009
General allowance for credit losses ($ millions)	1,450	1,350	1,323
Sectoral allowance ($ millions)	48	60	—
Net impaired loans as a % of loans and acceptances(2)	0.94	0.73	0.36
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.66	0.56	0.23	0.53	0.22

Common share information
Share price ($)
High	46.51	35.85	52.51	46.51	54.00
Low	33.75	23.99	41.95	23.99	41.95
Close	45.92	33.94	49.98
Shares outstanding (millions)
Average — Basic	1,017	1,014	989	1,010	986
Average — Diluted	1,020	1,016	994	1,013	993
End of period	1,020	1,017	990
Dividends per share ($)	0.49	0.49	0.49	1.47	1.43
Dividend yield (%)	4.9	6.6	4.1	5.6	4.0
Market capitalization ($ millions)	46,858	34,518	49,475
Book value per common share ($)	19.29	18.88	18.99
Market value to book value multiple	2.4	1.8	2.6
Price to earnings multiple (trailing 4 quarters)	16.6	11.8	13.4

Other information
Employees	67,482	67,698	62,209
Branches and offices	2,689	2,683	2,557

(1)	Non-GAAP measure. Refer to page 5 for a discussion of these measures.

(2)	Net impaired loans are impaired loans less the specific allowance for credit losses.
2     Scotiabank Third Quarter Report 2009

ACHIEVEMENTS
Notable Business Highlights
ScotiaFunds continued its strength in the third quarter, and was ranked #1 by the Investment Funds Institute of Canada for total net sales. Support for this growth came in part from Scotia INNOVA Portfolios, ScotiaFunds’ new fund-of-funds solution, which has had one of the industry’s most successful launches of a product in this category, surpassing $240 million in assets under management since its January launch.
     International Wealth Management has opened a Scotia Private Client Group office in Miami. The Miami office is a hub for the Bank’s expanding wealth management services in the Caribbean and Latin America.
     In a highly successful quarter, Scotia Capital worked closely with clients on a number of significant transactions, including:
•	Acted as exclusive financial advisor to China Investment Corporation (CIC) on a US$1.5 billion equity investment in Teck Resources Limited. This landmark transaction represents the largest private placement in Canadian history and the first significant investment in a Canadian company by one of the world’s largest sovereign wealth funds.
•	Scotia Capital was Joint Bookrunner on a $850 million initial public offering of common shares by Genworth MI Canada Inc. This is the largest IPO in Canada to date in 2009 and ninth largest IPO in Canadian history.
Employee and customer satisfaction remains high
Scotiabank employees continued to be satisfied with their workplace, despite the economic turmoil of the past year, according to the Bank’s annual global employee survey, ViewPoint. The overall Employee Satisfaction Index remained high at 86%, with 88% of employees worldwide agreeing or strongly agreeing that their branch or department is a great place to work. Employee participation increased significantly to 91% this year, from 82% in 2008. Demonstrating a link between employee satisfaction and customer service, Scotiabank continues to improve on customer service performance, capturing five Best Banking Awards from the 2009 Synovate Customer Service Index (CSI) study, up from four in 2008. Scotiabank garnered Best Banking awards for Values My Business, Financial Planning & Advice, Products & Service Excellence, Value for Money and Interest Rates & Service Charges.
Serving our customers better
Scotiabank and specialty hockey retailer Pro Hockey Life Sporting Goods Inc. have formed a strategic alliance to drive sales for both companies and entitle Scotiabank customers to exclusive discounts and offers.
Scotiabank group captures prestigious awards
Scotia Capital and Scotiabank have been jointly recognized as the Best Corporate/Institutional Bank in Canada for 2009 by Global Finance magazine. The award was the result of a joint submission by Scotia Capital and the Bank’s Global Transaction Banking unit (GTB). Scotia Capital’s entry included its portal site, as well as ScotiaFX, SC Online and Scotia Prime Brokerage sites and platforms. GTB participated in the entry with its web-based cash management and trade finance platforms. The award recognizes Scotiabank Group’s capability in fulfilling the breadth of its customers’ borrowing, transactional and supply chain needs.
     Scotia Capital’s Debt Capital Markets and Derivatives Teams were ranked #1 in Canada by an independent third-party survey firm.
     Scotiabank has been recognized as the Best Trade Bank in Central America and Best Trade Bank in the Caribbean by Trade Finance magazine. Scotiabank became the first winner of this new award introduced in 2009. These two awards recognize the strength of our NAFTA footprint and our global trade capabilities across multiple geographies and business lines.
     For the fourth consecutive year, Scotiabank Mexico was awarded the 2008 JP Morgan Chase Quality Recognition Award. This achievement is a result of the high quality of international wire processing in Scotiabank Mexico. The award is granted only to firms that achieve outstanding quality in their operations — fewer than one per cent of JP Morgan clients met the requirements to earn this award.
Social responsibility
Scotiabank has been identified among Canada’s 50 most socially responsible corporations in a report by Maclean’s magazine and Jantzi Research. Scotiabank was cited as one of the few banks providing access to credit for under-served communities and its HIV/AIDS-related initiatives.
     The 11th Annual Scotiabank Vancouver Half-Marathon hosted a record field of more than 5,000 runners from eight provinces and 20 countries on June 28. The Scotiabank Group Charity Challenge also broke this year’s fundraising goal, raising an impressive $337,000 for 15 local charities, bringing the 11-year total to more than $1.2 million raised.
Scotiabank Third Quarter Report 2009     3

MANAGEMENT’S DISCUSSION & ANALYSIS

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank’s 2008 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
4     Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
2009 Objectives — Our Balanced Scorecard

Financial	Operational	Customer	People
• Return on equity of 16-20% • Diluted earnings per share growth of 7-12% • Long-term shareholder value through increases in dividends and stock price appreciation	• Productivity ratio of <58% • Sound ratings • Strong practices in corporate governance and compliance processes • Maintain strong capital ratios	• High levels of customer satisfaction and loyalty • Deeper relationship with existing customers • New customer acquisition	• High levels of employee satisfaction and engagement • Enhance diversity of workforce • Commitment to corporate social responsibility and strong community involvement

Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our Management’s Discussion and Analysis on pages 4 through 21. They are defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $68 million versus $103 million in the same quarter last year and $77 million last quarter. For the nine months, the TEB gross-up to net interest income and the provision for income taxes was $215 million compared to $321 million for the same period last year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Operating leverage
The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity, which includes common stock, retained earnings and accumulated other comprehensive income.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
     The Bank’s economic capital methodologies and attribution models are currently under review.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other acquisition-related intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Scotiabank Third Quarter Report 2009     5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	August 28, 2009
Scotiabank’s earnings continued to gain momentum this quarter, with net income of $931 million. Although down 8% or $79 million from the same period last year, net income was up 7% or $59 million from last quarter as the Bank’s businesses earned through the challenging credit and economic environment.
     Compared to the same period last year, the Bank’s earnings reflect higher net interest income and loan fees from asset and customer growth, strong trading results and the positive impact of foreign currency translation. These items were more than offset by increases in provisions for credit losses, and writedowns on non-trading securities.
     Quarter over quarter, net income was bolstered by stronger capital markets revenues, growth in net interest income and higher mutual fund and other transaction-based fees. These items were partly offset by higher provisions for credit losses, lower securitization revenues and the negative impact of foreign currency translation.
     Net income for the nine months was $2,645 million, $180 million or 6% lower than the same period last year. Earnings were buoyed by strong capital markets revenues, higher net interest income and transaction-based revenues from strong asset growth, increased securitization revenues and the positive impact of foreign currency translation. These items were more than offset by higher provisions for credit losses and writedowns on non-trading securities. Growth in expenses and the impact of a higher effective tax rate also contributed to the lower year-to-date net income.
Total revenue
Total revenue (on a taxable equivalent basis) was a record $3,843 million this quarter, up $366 million or 11% from the same period last year and $170 million or 5% above last quarter. Year-over-year growth reflected higher net interest income from asset growth in all business lines and wider spreads in corporate lending, strong contributions from capital market activities, higher securitization revenues and the positive impact of foreign currency translation. These items were partly offset by increased writedowns on non-trading securities.
     The increase from last quarter was due to higher net interest income, mainly from improved margins and three additional days in the quarter, strong trading revenues and increased mutual fund income. This growth was partly offset by lower securitization revenues and the negative impact of foreign currency translation.
     For the nine months, total revenue (on a taxable equivalent basis) of $10,937 million was up $1,231 million or 13% from the same period last year, due primarily to strong capital markets revenues, higher net interest income, increased securitization income, growth in credit and transaction-based fees, and the positive impact of foreign currency translation.
Net interest income
Net interest income (on a taxable equivalent basis) was $2,244 million, up $195 million or 9% from the same quarter last year and $80 million or 4% above last quarter.
     The increase from last year was driven by asset growth in all business lines, the favourable change in fair value of financial instruments used for asset/liability management and the positive impact of foreign currency translation. Partly offsetting these factors were compression in the margin and lower tax-exempt income.
     The quarter-over-quarter growth in net interest income was due mainly to an improved net interest margin and three additional days in the quarter. These items were partly offset by the negative impact of foreign currency translation and a reduction in asset volumes.
     Year-to-date net interest income (on a taxable equivalent basis) grew to $6,444 million, an increase of $490 million or 8% from the same period last year. The growth was driven by solid organic asset growth in all business lines, the favourable changes in the fair value of financial instruments used for asset/liability management, and the positive impact of foreign currency translation. Partly offsetting these items were reduced tax-exempt income and a lower margin.
     The Bank’s interest margin was 1.76%, compared to 1.79% last year and 1.71% last quarter. Compared to the prior year, the reduction in the margin was due to the significant decline in interest rates, and the impact of assets repricing faster than liabilities, increased cost of liquidity, lower tax-exempt income and growth in non-earning assets. These factors were partly offset by the positive impact of fair value changes of financial instruments used for asset/liability management and widening of corporate lending spreads. The margin was up quarter over quarter due to improved spreads in corporate lending, a reduction in non-earning assets and a favourable change in the fair value of financial instruments. This increase was offset by lower tax-exempt income.
Other income
This quarter’s other income was $1,599 million, $171 million or 12% higher than the same period last year. This growth was attributed to strong trading results, increased securitization revenues and the positive impact of foreign currency translation. There were also higher credit fees and investment banking revenues and the positive fair value changes of certain financial instruments. These increases were partly offset by a higher level of writedowns on non-
6     Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
trading securities, which included a writedown of an equity investment in International Banking.
     Compared to the previous quarter, the increase of $90 million or 6% was due primarily to strong trading and investment banking revenues and higher mutual fund income and the favourable impact of changes in the fair value of financial instruments. Partly offsetting these items were lower securitization revenues and the negative impact of foreign currency translation.
     For the nine-month period, other income was $4,493 million, an increase of $741 million or 20% from the same period last year. The results reflected a strong contribution from capital markets revenues, higher securitization income to take advantage of favourable funding terms, the positive impact of foreign currency translation and higher credit fees from strong debt origination. There was also growth in transaction-based revenues from increased customer activities. These items were partly offset by increased writedowns on securities and lower retail brokerage fees.
Provision for credit losses
The provision for credit losses was $554 million this quarter, comprised of $466 million in specific provisions, an increase of $100 million in the general allowance, and a $12 million reduction in the automotive sectoral allowance established last quarter, which was reclassified to specific provisions relating to that sector. The total provision ($554 million) represents an increase of $395 million from the same period last year and $65 million from last quarter.
     The higher level of provisions this quarter compared to a year ago reflects increased provisions in all three business lines. Further discussion on credit risk is provided below.
Non-interest expenses and productivity
Non-interest expenses of $1,959 million this quarter rose $70 million or 4% from last year. The year-over-year growth was primarily from acquisitions and other growth initiatives, mitigated by ongoing cost containment efforts.
     Quarter over quarter, non-interest expenses were up $73 million or 4%. The increase was due mainly to the higher performance-based compensation, from stronger trading revenues, and an increase in stock-based compensation. Partly offsetting these items was the favourable impact of foreign currency translation.
     For the nine-month period, non-interest expenses were $5,855 million, up $503 million or 9% from $5,352 million reported last year. The negative impact of foreign currency translation accounted for $116 million of this increase, while acquisitions contributed $230 million. The remaining growth was in performance-based compensation, as a result of strong trading revenues, and salaries and other benefits from branch expansion.
     The productivity ratio was 51.0% this quarter, compared to 54.3% reported for the same period last year and 51.4% last quarter. The Bank’s operating leverage this quarter was 6.8% relative to the same period last year, and 0.8% over the second quarter. The year to date operating leverage was 3.3%.
Taxes
The effective tax rate for this quarter was 24.0% compared to 21.7% in the same quarter last year and 26.1% last quarter. The increase from a year ago was due primarily to higher adjustments to future tax assets to reflect tax rate reductions and lower tax-exempt dividend income. This was partly offset by a lower statutory tax rate in Canada. The decrease from last quarter was due primarily to increased income in lower tax rate jurisdictions. These items were partly offset by a reduction in tax-exempt dividend income.
     The year-to-date effective tax rate was 22.9%, compared to 19.1% for the same period last year.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2008 Annual Report.
Credit risk
The specific provision for credit losses was $466 million this quarter, compared to $159 million in the same period last year and $402 million in the previous quarter.
     The specific provision for credit losses in the Canadian Banking portfolios was $170 million, up $71 million from the same quarter last year, but $8 million below last quarter. Retail provisions increased year over year, primarily in indirect automotive and unsecured personal lending. Increased provisions in commercial loans were partly offset by lower provisions in small business banking. Compared to the previous quarter, increased provisions for credit cards and personal lending were more than offset by lower provisions for the indirect automotive portfolio and commercial and small business lending.
     International Banking’s specific provision for credit losses was $179 million, compared to $56 million in the same period last year and $115 million last quarter. The year-over-year upward trend in retail and commercial provisions was reflective of the more challenging economic environment, as well as acquisition-related retail growth. The same quarter last year also benefitted from substantial levels of reversals of commercial provisions. Compared to last quarter, commercial and retail provisions were generally higher, as last quarter included a reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico.
Scotiabank Third Quarter Report 2009     7

MANAGEMENT’S DISCUSSION & ANALYSIS
     Scotia Capital’s specific provision for credit losses was $117 million this quarter, compared to $4 million in the same period last year and $109 million in the prior quarter. The new provisions this quarter were primarily attributable to several accounts in Canada and the U.S., including $11 million that was reclassified from the automotive sectoral allowance established last quarter.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $2,509 million as at July 31, 2009, an increase of $330 million from last quarter. The increase was mostly in International Banking.
     The general allowance for credit losses was $1,450 million as at July 31, 2009, up $100 million from last quarter. The automotive sectoral allowance established last quarter was $48 million as at July 31, 2009, reflecting a reclassification of $12 million to specific provisions this quarter, of which $11 million related to Scotia Capital.
Automotive industry exposure
The Bank’s direct (corporate and commercial) loan exposure to the North American and European automotive industry declined to $4.3 billion as at July 31, 2009 and was comprised of the following:

	As at
	July 31	April 30	October 31
($ billions)	2009	2009	2008

Original equipment manufacturers (OEMs)	$0.2	$0.2	$0.5
Financing and leasing	1.0	1.1	1.2
Parts manufacturers	0.6	0.8	0.7
Dealers	2.5	2.9	2.8

Total	$4.3	$5.0	$5.2

     Approximately 29% of this exposure is rated investment grade, either externally or based on the Bank’s internal rating program, in line with the previous quarter; however, down from 63% as at October 31, 2008. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure from the year end was expected in part as the result of the repayment of one large OEM investment grade account and portfolio migration. The year-to-date loss ratio on this portfolio — specific loan losses as a percentage of average loan exposures — was 47 basis points annualized.
     The Bank is actively managing its exposure to this sector. The Bank is focused on large multi-dealer relationships and parts-manufacturing customers with geographic and OEM diversity, and has contained its exposure to North American OEMs. Regular stress tests are performed on the Bank’s non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEMs and its impact on part suppliers, financing companies and dealers.
     The North American OEMs have recently restructured resulting in reduced future production and contraction of North American operations. As a result of these events, in the previous quarter, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. In the third quarter, $12 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral provision is adequate to meet industry concerns.
Consumer auto-based securities
The Bank holds $7.2 billion (October 31, 2008 — $7.8 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 5% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans), which are primarily acquired through a US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of less than one and a half years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller’s overall managed portfolio.
     The Bank conducts periodic stress tests on the loan-based securities. Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank’s risk tolerance level. Approximately 87% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     These securities are carried at fair value, with the change in fair value recorded in other comprehensive income. The Bank has recorded a pre-tax cumulative unrealized loss of $126 million in accumulated other comprehensive income (AOCI) (October 31, 2008 — $272 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.
8     Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Other
In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on Multi-seller conduits sponsored by the Bank (page 13) and liquidity facilities provided to non-Bank sponsored conduits (page 14).
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the third quarter, the average one-day VaR was $15.5 million compared to $15.8 million for the same quarter last year. Increased market volatility led to increases in VaR in all risk factors, more than offset by an increase in the diversification between the factors.
Compared to the second quarter, the average one-day VaR decreased from $16.0 million to $15.5 million due in part to greater diversification benefits.

	Average for the three months ended
	July 31	April 30	July 31
Risk Factor ($ millions)	2009	2009	2008

Interest rate	$15.5	$15.9	$13.0
Equities	5.0	4.0	3.5
Foreign exchange	2.3	2.2	0.9
Commodities	3.2	2.9	3.0
Diversification	(10.5)	(9.0)	(4.6)

All-Bank VaR	$15.5	$16.0	$15.8

     There were six trading loss days in the third quarter, compared to nine days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2009, liquid assets were $134 billion or 27% of total assets, compared to $122 billion or 24% of total assets as at April 30, 2009. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 77% and 23%, respectively (April 30, 2009 — 71% and 29%, respectively).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2009, total assets pledged or sold under repurchase agreements were $85 billion, compared to $99 billion as at April 30, 2009. The quarter-over-quarter decrease was due to a decrease in assets pledged to foreign governments and central banks and in securities sold under repurchase agreements. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 82 and 134 of the 2008 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Balance sheet
The Bank’s total assets at July 31, 2009 were $486 billion, down $22 billion from October 31, 2008, primarily from the negative impact from foreign currency translation of $19 billion. Reductions in loans, derivative instrument assets, cash resources and securities purchased under resale agreements were offset by growth in securities.
     Total securities increased by $38 billion from October 31, 2008. Available-for-sale securities increased $25 billion due mainly to higher holdings of Canadian government insured mortgage-backed securities and Canadian government debt securities. During the first nine months, the Bank’s holdings of Canadian NHA mortgage-backed securities increased by $14 billion due mainly to the conversion of insured mortgages into mortgage-backed securities. Trading securities increased $11 billion also from higher holdings of Canadian government debt securities. Equity accounted investments increased $2 billion due mainly to the purchase of a significant interest in CI Financial Corp. (CI Financial).
     As at July 31, 2009, the unrealized gain on available-for-sale securities before hedges, was $45 million, an improvement of $1,553 million from last quarter and $1,273 million from October 31, 2008. This was due mainly to increases in the values of both debt and equity securities from improvements in capital markets as well as writedowns taken on securities.
     The Bank’s loan portfolio decreased $32 billion from October 31, 2008, which included the negative impact from foreign currency translation of $9 billion. On the retail lending side, residential mortgages decreased $17 billion due mainly to the conversion of insured mortgages into mortgage-backed securities and the securitization of an additional $9 billion of mortgages into Canadian government’s Canada Mortgage Bond (CMB) and insured Mortgage Purchase Program. Personal loans were up $3 billion, primarily in Canada.
     Business and government loans decreased by $17 billion from October 31, 2008, or $10 billion excluding the impact of foreign currency translation. Loans in Scotia Capital were down $8 billion, primarily in U.S. corporate lending, from the
Scotiabank Third Quarter Report 2009     9

MANAGEMENT’S DISCUSSION & ANALYSIS
negative impact of foreign currency translation and paydown of significant bridge loans and other repayments. Canadian Banking and International Banking were down $4 billion and $5 billion, respectively. The decrease in International Banking was mainly in Asia and the Caribbean and Central America.
     Total liabilities were $462 billion as at July 31, 2009, a decrease of $24 billion from October 31, 2008, due primarily to the negative impact from foreign currency translation of $19 billion. Decreases in deposits, derivative instrument liabilities and other liabilities, primarily cash collateral received from customers, were offset by growth in obligations related to securities sold short and subordinated debentures.
     Total deposits were down $13 billion but up $1 billion before the impact of foreign currency movements. Personal deposits increased by $5 billion, due primarily to growth in high interest savings accounts in Canada. This growth was offset by decreases in business and government and bank deposits.
     Total shareholders’ equity increased $1.8 billion from October 31, 2008. The increase was from internal capital generation of $1,012 million and the issuance of $939 million common shares and $850 million preferred shares (of which $500 million common shares and $250 million non-cumulative preferred shares were issued in relation to the CI Financial acquisition). These items were offset by an increase of $1 billion in losses in accumulated other comprehensive income. These losses were due to a $1.9 billion increase in unrealized exchange losses from the strengthening of the Canadian dollar, partly offset by an improvement in the unrealized gain on available-for-sale securities.
Capital management
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 38 to 42 of the 2008 Annual Report.
Capital ratios
The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at July 31, 2009, were 10.4% and 12.7%, respectively, compared to 9.6% and 11.8% as at April 30, 2009.
     The increase in the Tier 1 capital ratio this quarter was largely the result of an increase in internally generated capital, the issuance of $650 million Tier 1 innovative capital instruments and a decline in risk-weighted assets across most business lines. The Total capital ratio was also impacted by the redemption of $325 million of subordinated debentures. The strengthening Canadian dollar did not have a significant impact on capital ratios as the reduction to capital from the higher unrealized losses from foreign currency translation was offset by lower risk-weighted assets due to currency translation.
     The tangible common equity (TCE) ratio was 8.0% as at July 31, 2009, a substantial increase from 7.7% as at April 30, 2009.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 7.
     The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2008 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,625 billion as at July 31, 2009, compared to $1,562 billion as at October 31, 2008, with the increase in interest rate derivatives partially offset by a decline in foreign exchange and credit derivative contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $20.4 billion, compared to $28.5 billion last year end.
10 Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Selected credit instruments
Mortgage-backed securities
Non-trading portfolio
Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank’s total assets as at July 31, 2009, and are shown in the table below. During the year, the Bank’s holdings of Canadian NHA mortgage-backed securities increased by $14 billion due mainly to the conversion of insured mortgages into mortgage-backed securities.
     Exposure to U.S. subprime mortgage risk is nominal.
Trading portfolio
Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank’s total assets as at July 31, 2009, and are shown in the table below.
Mortgage-backed securities

	As at July 31, 2009
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$21,469		$216
Commercial mortgage-backed securities	58	(2)	43	(3)
Other residential mortgage-backed securities	98		—

Total	$21,625		$259

	As at October 31, 2008
	Non-trading		Trading
Carrying value ($ millions)	portfolio		portfolio

Canadian NHA mortgage-backed securities(1)	$6,294		$184
Commercial mortgage-backed securities	123	(2)	47	(3)
Other residential mortgage-backed securities	55		—

Total	$6,472		$231

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.

(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
Montreal Accord Asset-Backed Commercial Paper (ABCP)
As a result of the Montreal Accord ABCP restructuring, in the first quarter, the Bank received longer-dated securities which are classified as available-for-sale. Approximately 80% of the new notes are investment grade Class A-1 and A-2 notes. The Bank’s carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current quarter.
     As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank’s portion of the facility is $200 million; it is currently undrawn.
Collateralized debt obligations and collateralized loan obligations
Non-trading portfolio
The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds. These investments are carried at fair value on the Bank’s Consolidated Balance Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in other comprehensive income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.

Substantially all of the referenced assets of the Bank’s CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
     As at July 31, 2009, the remaining exposure to CDOs was $412 million (April 30, 2009 — $393 million; October 31, 2008 — $420 million), of which $92 million is included in AOCI (April 30, 2009 — $105 million; October 31, 2008 —$83 million). The year-to-date change included the impact of the maturity and sale of a CDO, foreign currency translation, and positive current fair value changes. This portfolio is well diversified, with an average individual CDO holding of $19 million, and no single industry exceeding 25% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of BBB. More than 11% of these investment holdings are senior tranches with subordination of 10% or more, and 16% of the investments are in equity tranches.
     During the current quarter, the Bank recorded a pre-tax gain of $73 million in net income (three months ended July 31, 2008 — loss of $24 million) and a pre-tax gain of $13 million in other comprehensive income (three months ended July 31, 2008 — loss of $2 million), reflecting changes in the fair value of the CDOs.
     As at July 31, 2009, the fair value of the Bank’s investments in CLOs was $506 million (April 30, 2009 —$439 million; October 31, 2008 — $660 million), net of $473 million unrealized losses recorded in AOCI (April 30, 2009 — $651 million; October 31, 2008 — $436 million). This portfolio is well diversified with an average individual CLO holding of $5 million, and no single industry exceeding 13% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted average rating of AA. More than 90% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches.
Scotiabank Third Quarter Report 2009     11

MANAGEMENT’S DISCUSSION & ANALYSIS
     During the current quarter, the Bank recorded a pre-tax loss of $11 million in net income (three months ended July 31, 2008 — loss of $1 million) and a pre-tax gain of $178 million in other comprehensive income (three months ended July 31, 2008 — loss of $20 million), reflecting positive changes in the fair value of the CLOs. Although these investments have experienced a decline in fair value, the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at July 31, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease in income of approximately $10 million and $13 million in other comprehensive income.
Trading portfolio
The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

	As at July 31, 2009
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,250	$(1,875)
CDOs — purchased protection	$6,338	$2,252

	As at October 31, 2008
		Positive/
	Notional	(negative)
Outstanding ($ millions)	amount	fair value

CDOs — sold protection	$6,647	$(3,368)
CDOs — purchased protection	$6,550	$3,187

     To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs/CDSs is changes in credit spreads. Based on positions held at July 31, 2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase in income of approximately $16 million.
     Almost 60% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.
Exposure to monoline insurers
The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.6 billion (October 31, 2008 — $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The Bank’s public finance exposures of $0.6 billion (October 31, 2008 — $1.5 billion) was primarily to U.S. municipalities and states. Approximately 90% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
     Other indirect exposures to monoline insurers were $1.0 billion (October 31, 2008 — $1.3 billion). These exposures are primarily comprised of $0.8 billion (October 31, 2008 — $0.9 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank’s U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). During the quarter, two monoline insurers were downgraded by at least one of the external rating agencies. At July 31, 2009, the two downgraded monoline insurers were rated non-investment grade by at least one external rating agency.
Exposure to Alt-A
In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at July 31, 2009, the Bank had insignificant indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.
Leveraged loans
The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank’s exposure to highly leveraged loans awaiting syndication as at July 31, 2009, was nominal.
Auction-rate securities
Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be
12     Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
Multi-seller conduits sponsored by the Bank
The Bank sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totalled $5 million in the third quarter, compared to $16 million in the same quarter last year.
     As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value. Funded asset levels in these conduits continued to decline this quarter as assets amortized and were paid down.
Canada
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $2.2 billion as at July 31, 2009 (October 31, 2008 — $4.3 billion). As at July 31, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $2.0 billion (October 31, 2008 —$3.8 billion), and the Bank held approximately 8% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the Bank’s two Canadian multi-seller conduits as at July 31, 2009, and October 31, 2008, by underlying exposure:

	As at July 31, 2009
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Auto loans/leases	$725	$74	$799
Equipment loans/leases	857	48	905
Trade receivables	165	59	224
Canadian residential mortgages	72	1	73
Retirement savings plan loans	105	2	107
Cash deposits	91	2	93

Total(3)	$2,015	$186	$2,201

	As at October 31, 2008
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Auto loans/leases	$2,204	$299	$2,503
Equipment loans/leases	969	63	1,032
Trade receivables	205	91	296
Canadian residential mortgages	89	2	91
Retirement savings plan loans	156	3	159
Loans to closed-end mutual funds	161	91	252

Total(3)	$3,784	$549	$4,333

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.

(2)	Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.

(3)	These assets are substantially sourced from Canada.
     Substantially all of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 10% of the funded assets were externally rated AAA as at July 31, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at July 31, 2009. While 58% of the total funded assets, based on maturities, fall within three years, the weighted average repayment period, based on expected cash flows, approximates one year. There is no exposure to U.S. subprime mortgage risk within these two conduits.
United States
The Bank’s primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $8.4 billion as at July 31, 2009 (October 31, 2008 — $12.8 billion). As at July 31, 2009, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $4.7 billion (October 31, 2008 — $8.4 billion), and the Bank does not hold any of the commercial paper issued by this conduit.
     A significant portion of the conduit’s assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank’s liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
     The following table presents a summary of assets held by the Bank’s U.S. multi-seller conduit as at July 31, 2009 and October 31, 2008 by underlying exposure:
Scotiabank Third Quarter Report 2009     13

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at July 31, 2009
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Credit card/consumer receivables	$55	$56	$111
Auto loans/leases	1,941	677	2,618
Trade receivables	1,351	2,442	3,793
Loans to closed-end mutual funds	250	497	747
Diversified asset-backed securities	764	15	779
Corporate loans(3)	346	47	393

Total(4)	$4,707	$3,734	$8,441

	As at October 31, 2008
	Funded	Unfunded	Total
($ millions)	assets(1)	commitments	exposure(2)

Credit card/consumer receivables	$1,318	$641	$1,959
Auto loans/leases	2,894	1,160	4,054
Trade receivables	2,161	1,855	4,016
Loans to closed-end mutual funds	690	652	1,342
Diversified asset-backed securities	932	19	951
Corporate loans(3)	417	50	467

Total(4)	$8,412	$4,377	$12,789

(1)	Funded assets are reflected at original cost. The fair value of these assets as at July 31, 2009 is estimated to be $4.3 billion (October 31, 2008 — $8.0 billion).

(2)	Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.

(3)	These assets represent secured loans that are externally rated investment grade.

(4)	These assets are sourced from the U.S.
     As at July 31, 2009, approximately 74% of the conduit’s funded assets were rated A or higher, either externally (33%) or based on the Bank’s internal rating program (41%). Substantially all of the assets in the conduit were rated investment grade as at July 31, 2009. While 58% of the total funded assets, based on maturities, fall within five years, the weighted average repayment period, based on expected cash flows, approximates 1.4 years.
     The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers that were rated non-investment grade by at least one rating agency as at July 31, 2009.
     During the quarter, there were external rating downgrades to these monoline insurers (refer to Exposure to monoline insurers on page 12). Based on the Bank’s assessment of the current events, the accounting for this conduit remains unchanged.
Liquidity facilities provided to non-Bank sponsored conduits
For conduits not administered by the Bank, liquidity facilities totalled $700 million as at July 31, 2009 (October 31, 2008 —$1.2 billion), all of which were for U.S. third-party conduits. The decrease was due to a reduction in program size and amortization. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 74% of these assets are externally rated AAA/AA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.
Funding vehicles
The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs — Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust — that are VIEs and are not consolidated on the Bank’s balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at July 31, 2009, from these trusts were $3.9 billion, (October 31, 2008 — $3.4 billion). The Bank recorded interest expense of $60 million on these deposits for the three months ended July 31, 2009, compared to $49 million for the three months ended July 31, 2008.
Other off-balance sheet arrangements
The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $2 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $18.7 billion as at July 31, 2009, compared to $18.9 billion as at April 30, 2009.
     Guarantees and other indirect commitments decreased 18% from October 31, 2008, reflecting the impact of the strengthening of the Canadian dollar and a general reduction in customer business volumes. Fees from guarantees and loan commitment arrangements recorded in other income were $101 million in the three-month period ended July 31, 2009, compared to $95 million in the previous quarter.
Accounting policies and estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2008 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. Refer to Note 1 of the interim financial statements for the changes in accounting policies adopted by the Bank in 2009, which relate to the definitions of goodwill and intangibles and result in a reclassification of certain software costs to intangibles. The
14     Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2008 Annual Report.
Future accounting changes
The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.
Impairment and classification of financial assets
In August 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3855, Financial Instruments — Recognition and Measurement, to achieve consistency with international standards on impairment of debt securities. The amendments adopt the definition of loans and receivables from International Financial Reporting Standards. As a result, certain debt securities not quoted in an active market could be classified as loans and measured at amortized cost. Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model. These amendments are effective for the Bank commencing Q4 2009, and will be applied retroactively to November 1, 2008. The Bank is currently in the process of evaluating the impact of adopting these amendments.
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments — Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under international standards. The amendments include new disclosure requirements relating to instruments carried at fair value into a hierarchy based on quoted prices in active markets (Level 1), models using observable inputs other than quoted prices (Level 2), or models using inputs that are not based on observable market data (Level 3). These amendments are effective for the Bank commencing Q4 2009.
Transition to International Financial Reporting Standards (IFRS)
Canadian GAAP for publicly accountable enterprises will be replaced with IFRS for fiscal years beginning on or after January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures.
     In order to prepare for the transition to IFRS, the Bank has launched an enterprise-wide project and established a formal governance structure that comprises senior levels of management from all relevant departments. Formal project management practices and governance are considered essential to a successful transition. A transition plan is in place and regular reporting on the progress of conversion is provided to the Bank’s senior management teams, and to the Audit and Conduct Review Committee of the Board of Directors.
     An ongoing training program has been implemented for key stakeholders to raise awareness and prepare for transition to IFRS. The Bank has identified key accounting differences that have the potential to significantly affect the financial statements or operations of the Bank. IFRS teams are progressing as planned in their assessment of the system, process and financial statement impacts of these critical accounting differences. The assessment also includes the review of internal control over financial reporting.
     The impact of IFRS on the Bank’s consolidated financial results is not reasonably determinable at this time, as key accounting standards and interpretations under IFRS are expected to change significantly prior to the Bank’s transition date.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the quarter ended July 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Common dividend
The Board of Directors, at its meeting on August 27, 2009, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of October 6, 2009. This dividend is payable October 28, 2009.
Outlook
The global economy is improving, bolstered by monetary and fiscal stimulus, and the renewed thrust provided by the restocking of inventories. The global recovery should broaden and build momentum into 2010. A resumption in consumer spending and accelerating infrastructural investments around the world should help strengthen commodity markets and buoy prospects in Canada, as well as throughout the developing world. The global economy will likely remain on a comparatively slower growth trajectory, weighed down by ongoing deleveraging, industrial restructuring, and continuing competitive challenges.
     The Bank expects economic conditions in the countries in which it is active (the Americas and Asia) to improve over the next several quarters, and is well positioned to benefit from this rebound. With the solid results achieved during the first nine months of the year, the Bank is maintaining the objectives established at the beginning of the year, as we anticipate a substantially better fourth quarter than last year.
Scotiabank Third Quarter Report 2009     15

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review
Canadian Banking

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$1,212	$1,147	$1,122	$3,505	$3,164
Provision for credit losses	169	188	99	512	292
Other income	593	524	564	1,673	1,620
Non-interest expenses	933	899	914	2,766	2,693
Provision for income taxes	203	174	210	552	541

Net income(3)	$500	$410	$463	$1,348	$1,258

Other measures
Return on economic equity(1)	22.3%	19.7%	38.5%	22.4%	34.8%
Average assets ($ billions)	$193	$191	$177	$191	$172

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Canadian Banking net income for the quarter was a record $500 million, up $37 million or 8% from the same quarter last year. Quarter over quarter, net income increased $90 million or 22%. Return on economic equity was 22.3% versus 38.5% last year, with the decrease due largely to increased allocated equity associated with the acquisition of E*Trade Canada (renamed Scotia iTRADE) and the equity interest in CI Financial.
     Average assets before securitization rose $16 billion or 9% from the third quarter last year, due primarily to growth of $8 billion or 7% in residential mortgages. Personal loans, including revolving credit, also increased. Asset growth also included the investment in CI Financial. Personal deposits grew by $9 billion or 10%, in high-interest savings accounts, registered deposits, chequing and other savings accounts. Non-personal deposits rose $9 billion or 21% from growth in both business accounts and non-personal term deposits. Compared to last quarter, average assets before securitization rose $2 billion or 1%, reflecting growth in personal lending. Deposits increased 4% from growth in high-interest savings accounts, current accounts and other savings. Assets under administration grew 9% from last quarter.
     Total revenue rose $119 million or 7% from the same quarter last year, due to growth in both net interest income and other income. Quarter over quarter, total revenues increased by $134 million or 8% from higher net interest income and other income.
     Net interest income was $1,212 million, up $90 million or 8% from the third quarter of last year. The increase was due mainly to growth in average assets and deposits. Average volumes increased for most retail products, as well as in Small Business and Commercial Banking. Compared to last quarter, net interest income was up $65 million or 6% due to three more days in the quarter, asset growth, and an improved interest margin, reflecting higher spreads on floating rate assets and deposits due to re-pricing, as well as the impact of lower wholesale funding interest costs. This was partly offset by the narrower spreads on the fixed mortgage portfolio as mortgages re-priced at historically low current rates.
     Other income increased by $29 million or 5% from the same quarter last year, due largely to the contributions from CI Financial and Scotia iTRADE and higher credit fees in Commercial Banking. These were partly offset by a decline in other wealth management related revenues reflecting difficult market conditions. Other income grew by $69 million or 13% from last quarter, in part due to DundeeWealth Inc.’s previous quarter writedown on certain debt instruments. Wealth management revenues increased this quarter, reflecting improved market conditions and market share gains. Commercial banking revenues increased due to lower write-downs on securities and higher foreign exchange revenues. Retail banking revenues grew from higher card revenues and transaction-based fees.
     The provision for credit losses was $169 million, up from $99 million in the same quarter last year, but $19 million below the $188 million last quarter, which included a $10 million sectoral provision related to the automotive sector. Higher provisions were recorded year over year in indirect automotive and unsecured personal lending due to portfolio growth and rising delinquencies. There were also higher provisions in commercial banking due in part to the historically low levels in the third quarter of last year. Compared to the previous quarter, provisions increased in credit card and personal lending, which were more than offset by lower provisions for the indirect automotive portfolio and commercial and small business lending.
     Non-interest expenses increased 2% from the third quarter of last year due mainly to acquisitions, partly offset by lower volume-related compensation including broker commissions in wealth management and the impact of cost containment initiatives. Expenses rose 4% quarter over quarter from volume-related growth, as well as higher remuneration as a result of three more days in the quarter.
16      Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$979	$959	$847	$2,885	$2,375
Provision for credit losses	179	115	56	410	146
Other income	296	349	389	1,116	1,054
Non-interest expenses	718	729	698	2,219	1,881
Provision for income taxes	38	102	118	254	347
Non-controlling interest in net income of subsidiaries	28	30	29	86	96

Net income(3)	$312	$332	$335	$1,032	$959

Other measures
Return on economic equity(1)	10.9%	12.7%	15.8%	13.4%	17.5%
Average assets ($ billions)	$87	$95	$81	$92	$77

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
International Banking’s net income in the third quarter was $312 million, a decrease of $23 million or 7% from last year and $20 million or 6% below last quarter. Excluding the impact of foreign currency translation, net income decreased $38 million from last year, but increased $4 million from last quarter. Return on economic equity was 10.9% compared to 15.8% last year and 12.7% last quarter.
     Average asset volumes of $87 billion were up $6 billion or 7% from last year, partly due to the $4 billion positive impact of foreign currency translation. The underlying year-over-year increase in average assets of $2 billion reflected the impact of acquisitions and growth of 4% in retail loans and 5% in commercial loans. Growth in low-cost deposits was strong at 8%. Compared to last quarter, average assets decreased $8 billion or 8% due mainly to the impact of the stronger Canadian dollar. Underlying volumes declined, reflecting general tightening of credit markets and a continued focus on risk and capital management.
     Total revenues were $1,275 million this quarter, an increase of $39 million or 3% from the same period last year, notwithstanding the adverse impact of a $79 million writedown of an equity investment this quarter. Compared to last quarter, revenues increased $33 million or 3%, excluding the impact of the stronger Canadian dollar.
     Net interest income was $979 million this quarter, up $132 million or 16% from the same period last year, and $20 million or 2% above last quarter. Excluding the impact of foreign currency translation, results were up $110 million or 13% over last year and $74 million or 8% from last quarter. The underlying increase from last year was a result of loan growth across the division in existing businesses, as well as the impact of acquisitions. Net interest margins were up from both last year and last quarter, due to widening margins across the division.
     Other income decreased $93 million or 24% year over year. The variance reflected lower gains on securities in the current quarter due to the writedown of an equity investment noted above, largely offset by positive fair value changes of certain financial instruments. As well, last year included the impact of a $40 million gain from an IPO of the Mexican Stock Exchange. Also offsetting were increased contributions from acquisitions, growth in transaction-driven income and strong foreign exchange revenue. Compared to last quarter, other income decreased $53 million mainly from higher securities writedowns this quarter, the adverse impact of foreign currency translation, as well as lower treasury and transaction-driven revenue. These factors were partly offset by the positive fair value changes in certain financial instruments and a loss on the sale of a portion of Mexico’s performing credit card portfolio last quarter.
     International Banking’s specific provision for credit losses was $179 million, compared to $56 million in the same period last year and $115 million last quarter. The year-over-year upward trend in retail and commercial provisions was reflective of the more challenging economic environment, as well as acquisition-related retail growth. The same quarter last year also benefitted from substantial levels of reversals in commercial provisions. Compared to last quarter, commercial and retail provisions were generally higher, as last quarter included a reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico.
     Non-interest expenses were $718 million this quarter, up 3% or $20 million from last year, entirely due to acquisitions and branch expansion. Underlying costs declined reflecting effective cost containment and operating improvement efforts across the division. Compared to last quarter, expenses decreased $11 million or 2%.
     The effective tax rate this quarter was 10.3% compared to 24.6% in the same quarter last year and 21.9% last quarter. The effective tax rate decreased due primarily to increased deductibility of loan losses for tax purposes in Mexico and higher levels of income in lower tax jurisdictions.
Scotiabank Third Quarter Report 2009     17

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(1)	2009	2009	2008	2009	2008

Business segment income
Net interest income(2)	$423	$345	$269	$1,106	$789
Provision for credit losses	106	159	4	275	(15)
Other income	681	502	383	1,549	806
Non-interest expenses	266	231	254	788	688
Provision for income taxes	262	129	97	494	179

Net income(3)	$470	$328	$297	$1,098	$743

Other measures
Return on economic equity(1)	21.8%	18.3%	34.1%	20.7%	28.8%
Average assets ($ billions)	$180	$189	$162	$188	$162

(1)	Refer to page 5 for discussion of non-GAAP measures.

(2)	Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank’s transfer pricing. Prior periods have not been restated. Refer to footnote 4 on page 19 for further details.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Scotia Capital contributed record net income of $470 million this quarter, an increase of $173 million or 58% from the third quarter of 2008 and up $142 million or 43% from last quarter. The increase compared to last year was due mainly to record revenues with strong performances throughout the segment, partly offset by higher provisions for credit losses. Compared to last quarter, higher revenues and lower provisions for credit losses were partly offset by higher expenses. Return on economic equity at 21.8% was down from the same period last year as the record income level was mitigated by an increase in equity allocated to the business.
     Total average assets increased 12% over last year to $180 billion. Average corporate loans and acceptances increased $4 billion or 10%, primarily in the United States, due in part to the impact of the weaker Canadian dollar. There was also a $13 billion increase in average derivative instrument assets, with a corresponding increase in derivative liabilities. The decrease in average assets of $9 billion, or 5% from the last quarter reflects a $9 billion decline in corporate loans and acceptances, due in part to the stronger Canadian dollar, and a $6 billion decrease in derivative instrument assets. This was partly offset by an $8 billion increase in loans and securities to support the trading businesses.
     Total revenues were a record $1,104 million, an increase of $452 million or 69% compared to the third quarter last year and up $257 million or 30% from last quarter. This quarter’s performance reflects record revenues in both Global Capital Markets and Global Corporate and Investment Banking.
     Net interest income of $423 million increased $154 million or 57% over last year primarily from increases in loan volumes, interest margins, loan origination fees and interest from trading businesses. The $78 million or 23% increase from the previous quarter reflects growth in interest from trading businesses. Higher loan interest margins and loan origination fees, were largely offset by lower average loan volumes.
     The provision for credit losses was $106 million (comprised of $117 million in specific provisions, less $11 million reclassified from the automotive sectoral allowance established last quarter) compared to $4 million in the same period last year and $159 million last quarter, which included $50 million of sectoral allowance. Provisions for credit losses were primarily in the U.S. and Canada this quarter and in the U.S. last quarter. In the third quarter last year, provisions were related primarily to one account in the U.S.
     Other income was $681 million, a significant increase of $298 million or 78% from last year. Global Capital Markets increased $213 million or 93% reflecting record revenues in derivatives businesses and the third consecutive quarter of very strong revenues in the fixed income business. There were also strong foreign exchange, equity trading, underwriting and precious metals revenues. Global Corporate and Investment Banking increased $85 million or 55% over the same period last year due to higher credit fees and positive fair value changes in securities. Compared to last quarter, other income increased $179 million due primarily to the stronger trading revenues and higher credit fees.
     Non-interest expenses were $266 million this quarter, up $12 million or 5% from last year, due primarily to higher salaries, technology costs, legal provisions, clearing fees and support costs, partially offset by lower performance-based compensation due to a change in the plan which resulted in a deferral of compensation expense. Compared to last quarter non interest expenses increased $35 million or 15%. Higher performance based compensation, in line with results, and higher technology costs and legal provisions were somewhat offset by lower professional fees, benefits costs and support costs.
18      Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31	April 30	July 31	July 31	July 31
(Taxable equivalent basis)(2)	2009	2009	2008	2009	2008

Business segment income
Net interest income(3)(4)	$(438)	$(364)	$(292)	$(1,267)	$(695)
Provision for credit losses	100	27	—	127	—
Other income	29	134	92	155	272
Non-interest expenses	42	27	23	82	90
Provision for income taxes(3)	(200)	(86)	(138)	(488)	(378)

Net income (loss)(5)	$(351)	$(198)	$(85)	$(833)	$(135)

Other measures
Average assets ($ billions)	$46	$44	$37	$47	$36

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 5 for a discussion of non-GAAP measures.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30, 2009 ($77), and July 31, 2008 ($103), and for the nine months ended July 31, 2009 ($215), and July 31, 2008 ($ 321), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(5)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
The Other segment had a net loss of $351 million in the third quarter, compared to a net loss of $85 million last year and $198 million in the prior quarter.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $68 million in the third quarter, compared to $103 million in the same period last year and $77 million last quarter.
     Total revenue this quarter was negative $409 million, down $209 million from the prior year, and a decrease of $179 million from last quarter.
     Net interest income was negative $438 million this quarter, $146 million below the same quarter last year, and a decline of $74 million from last quarter. The year-over-year change was due mainly to the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. The quarter-over-quarter decline was partly from a $32 million unfavourable change in the fair value of financial instruments used for asset/liability management.
     Other income was $29 million in the third quarter, $63 million lower than last year and $105 million below last quarter. The decrease from last year was mainly attributable to an increase in writedowns on available-for-sale securities and lower gains realized on sale of securities, partly offset by higher securitization revenues. The significant decrease from the previous quarter was due mainly to lower securitization revenues in the third quarter.
     Non-interest expenses were $42 million this quarter, an increase of $19 million from last year and $15 million higher than last quarter. The increase from last year was primarily from higher issuance costs associated with asset securitization.
     The provision for credit losses this quarter included a $100 million increase in the general allowance. This was $73 million higher than the prior quarter. There was no change in the general allowance last year.
Scotiabank Third Quarter Report 2009     19

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Business segment income
Net interest income	$2,176	$2,087	$1,946	$6,229	$5,633
Provision for credit losses	554	489	159	1,324	423
Other income	1,599	1,509	1,428	4,493	3,752
Non-interest expenses	1,959	1,886	1,889	5,855	5,352
Provision for income taxes	303	319	287	812	689
Non-controlling interest in net income of subsidiaries	28	30	29	86	96

Net income(1)	$931	$872	$1,010	$2,645	$2,825

Other measures
Return on equity(2)	18.0%	17.6%	21.0%	17.5%	20.3%
Average assets ($ billions)	$506	$519	$457	$518	$447

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

(2)	Refer to page 5 for a discussion of non-GAAP measures.
Geographic Highlights

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Geographic segment income
Canada	$650	$395	$606	$1,406	$1,670
United States	111	55	40	189	127
Mexico	48	41	97	146	238
Other international	340	455	325	1,354	939
Corporate adjustments	(218)	(74)	(58)	(450)	(149)

Net income(1)	$931	$872	$1,010	$2,645	$2,825

Average assets ($ billions)
Canada	$338	$336	$291	$334	$289
United States	38	43	29	44	29
Mexico	18	20	20	20	20
Other international	107	114	107	113	99
Corporate adjustments	5	6	10	7	10

	$506	$519	$457	$518	$447

(1)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Quarterly Financial Highlights

	For the three months ended
	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31
	2009	2009	2009	2008	2008	2008	2008	2007

Total revenue ($ millions)	$3,775	$3,596	$3,351	$2,491	$3,374	$3,172	$2,839	$3,078
Total revenue (TEB(1)) ($ millions)	3,843	3,673	3,421	2,586	3,477	3,272	2,957	3,294
Net income ($ millions)	931	872	842	315	1,010	980	835	954
Basic earnings per share ($)	0.87	0.81	0.80	0.28	0.99	0.97	0.83	0.95
Diluted earnings per share ($)	0.87	0.81	0.80	0.28	0.98	0.97	0.82	0.95

(1)	Refer to page 5 for a discussion of non-GAAP measures.
20	Scotiabank Third Quarter Report 2009

MANAGEMENT’S DISCUSSION & ANALYSIS
Share Data

As at
	July 31
(thousands of shares outstanding)	2009

Common shares	1,020,432	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)
Preferred shares Series 18	13,800	(8)(9)
Preferred shares Series 20	14,000	(8)(10)
Preferred shares Series 22	12,000	(8)(11)
Preferred shares Series 24	10,000	(8)(12)
Preferred shares Series 26	13,000	(8)(13)
Preferred shares Series 28	11,000	(8)(14)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(15)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(16)
Series 2009-1 trust securities issued by Scotiabank Tier 1 Trust	650	(16)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(16)

Outstanding options granted under the Stock Option Plans to purchase common shares	24,359	(1)(17)

(1)	As at August 14, 2009, the number of outstanding common shares and options were 1,020,445 and 24,344, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.

(8)	These preferred shares have conversion features.

(9)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends if and when declared during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by $25.00.

(10)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by $25.00.

(11)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.

(12)	These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25, 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00.

(13)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.

(14)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25, 2014, will be payable in an amount of $0.390625 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.

(15)	Reported in capital instrument liabilities on the Consolidated Balance Sheet.

(16)	Reported in deposits on the Consolidated Balance Sheet.

(17)	Included are 19,433 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 17 of the October 31, 2008, consolidated financial statements presented in the 2008 Annual Report, and Note 8 on page 29 of this report.
Scotiabank Third Quarter Report 2009     21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2009	2009	2008	2009	2008

Interest income
Loans	$3,182	$3,369	$3,888	$10,688	$11,511
Securities	1,319	1,198	1,193	3,385	3,561
Securities purchased under resale agreements	97	99	170	352	603
Deposits with banks	89	119	249	417	828

	4,687	4,785	5,500	14,842	16,503

Interest expenses
Deposits	1,805	2,111	2,904	6,668	8,930
Subordinated debentures	78	69	50	210	110
Capital instrument liabilities	10	9	10	28	28
Other	618	509	590	1,707	1,802

	2,511	2,698	3,554	8,613	10,870

Net interest income	2,176	2,087	1,946	6,229	5,633
Provision for credit losses (Note 5)	554	489	159	1,324	423

Net interest income after provision for credit losses	1,622	1,598	1,787	4,905	5,210

Other income
Card revenues	104	105	102	322	290
Deposit and payment services	229	225	225	685	640
Mutual funds	104	63	83	247	239
Investment management, brokerage and trust services	185	172	196	535	571
Credit fees	218	203	164	606	437
Trading revenues	387	235	150	802	229
Investment banking	233	221	193	741	527
Net gain (loss) on non-trading securities	(155)	(133)	90	(432)	169
Other	294	418	225	987	650

	1,599	1,509	1,428	4,493	3,752

Net interest and other income	3,221	3,107	3,215	9,398	8,962

Non-interest expenses
Salaries and employee benefits	1,093	1,024	1,068	3,247	3,051
Premises and technology(1)	382	379	361	1,149	1,035
Communications	86	89	82	265	237
Advertising and business development	66	68	77	212	224
Professional	47	53	55	154	168
Business and capital taxes	47	39	40	136	92
Other(1)	238	234	206	692	545

	1,959	1,886	1,889	5,855	5,352

Income before the undernoted	1,262	1,221	1,326	3,543	3,610
Provision for income taxes	303	319	287	812	689
Non-controlling interest in net income of subsidiaries	28	30	29	86	96

Net income	$931	$872	$1,010	$2,645	$2,825

Preferred dividends paid	49	51	32	137	75

Net income available to common shareholders	$882	$821	$978	$2,508	$2,750

Average number of common shares outstanding (millions):
Basic	1,017	1,014	989	1,010	986
Diluted	1,020	1,016	994	1,013	993

Earnings per common share (in dollars)(2):
Basic	$0.87	$0.81	$0.99	$2.48	$2.79
Diluted	$0.87	$0.81	$0.98	$2.48	$2.77

Dividends per common share (in dollars)	$0.49	$0.49	$0.49	$1.47	$1.43

Certain comparative amounts have been reclassified to conform to current period presentation.

(1)	Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these interim consolidated financial statements.
22     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	July 31	April 30	October 31	July 31
(Unaudited) ($ millions)	2009	2009	2008	2008

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,308	$2,919	$2,574	$2,914
Interest-bearing deposits with banks	21,516	27,340	32,318	25,701
Precious metals	4,897	3,690	2,426	4,281

	29,721	33,949	37,318	32,896

Securities
Trading	59,624	61,107	48,292	56,016
Available-for-sale (Note 3)	63,395	47,555	38,823	34,314
Equity accounted investments	3,417	3,449	920	853

	126,436	112,111	88,035	91,183

Securities purchased under resale agreements	14,166	14,838	19,451	17,774

Loans
Residential mortgages	98,334	110,672	115,084	113,830
Personal and credit cards	53,706	52,847	50,719	48,971
Business and government	108,054	124,248	125,503	111,921

	260,094	287,767	291,306	274,722
Allowance for credit losses (Note 5)	2,982	2,828	2,626	2,477

	257,112	284,939	288,680	272,245

Other
Customers’ liability under acceptances	10,941	11,801	11,969	11,497
Derivative instruments	31,943	39,250	44,810	23,504
Land, buildings and equipment(1)	2,372	2,443	2,449	2,305
Goodwill	2,875	2,845	2,273	2,134
Other intangible assets(1)	541	549	521	524
Other assets	9,749	10,842	12,119	8,345

	58,421	67,730	74,141	48,309

	$485,856	$513,567	$507,625	$462,407

Liabilities and shareholders’ equity
Deposits
Personal	$123,996	$125,308	$118,919	$112,872
Business and government	189,120	195,021	200,566	191,239
Banks	20,612	26,531	27,095	28,358

	333,728	346,860	346,580	332,469

Other
Acceptances	10,941	11,801	11,969	11,497
Obligations related to securities sold under repurchase agreements	36,013	42,407	36,506	29,116
Obligations related to securities sold short	13,840	14,608	11,700	11,765
Derivative instruments	36,155	41,292	42,811	22,981
Other liabilities	24,804	26,296	31,063	28,725
Non-controlling interest in subsidiaries	520	536	502	455

	122,273	136,940	134,551	104,539

Subordinated debentures (Note 6)	5,958	6,359	4,352	3,538

Capital instrument liabilities (Note 7)	500	500	500	500

Shareholders’ equity
Capital stock
Preferred shares (Note 8)	3,710	3,710	2,860	2,560
Common shares	4,768	4,629	3,829	3,728
Retained earnings	19,561	19,179	18,549	18,784
Accumulated other comprehensive income (loss) (Note 9)	(4,642)	(4,610)	(3,596)	(3,711)

	23,397	22,908	21,642	21,361

	$485,856	$513,567	$507,625	$462,407

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Third Quarter Report 2009     23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the nine months ended
	July 31	July 31
(Unaudited) ($ millions)	2009	2008

Preferred shares
Balance at beginning of period	$2,860	$1,635
Issued	850	925

Balance at end of period	3,710	2,560

Common shares
Balance at beginning of period	3,829	3,566
Issued	939	163
Purchased for cancellation	—	(1)

Balance at end of period	4,768	3,728

Retained earnings
Balance at beginning of period	18,549	17,460
Net income	2,645	2,825
Dividends: Preferred	(137)	(75)
Common	(1,489)	(1,411)
Purchase of shares	—	(6)
Other	(7)	(9)

Balance at end of period	19,561	18,784

Accumulated other comprehensive income (loss)
Balance at beginning of period	(3,596)	(3,857)
Other comprehensive income (loss)	(1,046)	146

Balance at end of period	(4,642)	(3,711)

Total shareholders’ equity at end of period	$23,397	$21,361

Consolidated Statement of Comprehensive Income

	For the three months ended		For the nine months ended
	July 31	July 31	July 31	July 31
(Unaudited) ($ millions)	2009	2008	2009	2008

Comprehensive income
Net income	$931	$1,010	$2,645	$2,825

Other comprehensive income (loss), net of income taxes (Note 9):
Net change in unrealized foreign currency translation losses	(1,428)	193	(1,877)	993
Net change in unrealized gains (losses) on available-for-sale securities	1,258	(243)	821	(513)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	138	69	10	(334)

Other comprehensive income (loss)	(32)	19	(1,046)	146

Comprehensive income	$899	$1,029	$1,599	$2,971

The accompanying notes are an integral part of these interim consolidated financial statements.
24     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31	July 31	July 31	July 31
(Unaudited) ($ millions)	2009	2008	2009	2008

Cash flows from operating activities
Net income	$931	$1,010	$2,645	$2,825
Adjustments to determine net cash flows from (used in) operating activities	877	208	1,775	424
Net accrued interest receivable and payable	155	14	(59)	247
Trading securities	668	6,511	(12,533)	4,980
Derivative assets	5,281	2,477	10,941	1,592
Derivative liabilities	(2,898)	(1,134)	(4,491)	(4,542)
Other, net	(4,166)	2,924	(7,926)	4,396

	848	12,010	(9,648)	9,922

Cash flows from financing activities
Deposits	(812)	7,903	1,330	29,240
Obligations related to securities sold under repurchase agreements	(5,808)	1,196	633	(416)
Obligations related to securities sold short	(657)	(3,301)	2,333	(4,637)
Subordinated debentures issued	—	—	2,000	2,194
Subordinated debentures redeemed	(342)	(425)	(342)	(425)
Preferred shares issued	—	350	600	925
Common shares issued	137	82	434	145
Common shares redeemed/purchased for cancellation	—	(7)	—	(7)
Cash dividends paid	(548)	(517)	(1,626)	(1,486)
Other, net	245	309	(2,119)	1,258

	(7,785)	5,590	3,243	26,791

Cash flows from investing activities
Interest-bearing deposits with banks	4,015	845	6,854	(776)
Securities purchased under resale agreements	342	(2,229)	4,570	5,458
Loans, excluding securitizations	57	(16,290)	(9,093)	(38,623)
Loan securitizations	2,008	892	11,189	2,584
Non-trading securities	1,120	(147)	(4,415)	(3,051)
Land, buildings and equipment, net of disposals	(17)	(53)	(144)	(208)
Other, net(1)	(39)	(376)	(1,604)	(1,457)

	7,486	(17,358)	7,357	(36,073)

Effect of exchange rate changes on cash and cash equivalents	(160)	31	(218)	136

Net change in cash and cash equivalents	389	273	734	776
Cash and cash equivalents at beginning of period	2,919	2,641	2,574	2,138

Cash and cash equivalents at end of period(2)	$3,308	$2,914	$3,308	$2,914

Cash disbursements made for:
Interest	$2,699	$3,627	$9,162	$10,851
Income taxes	$262	$199	$981	$953

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	For the three and nine months ended July 31, 2009, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $4 and $4, respectively (July 31, 2008 — nil and $37, respectively), and net of non-cash consideration of common shares issued from treasury of nil and $500, respectively (July 31, 2008 — nil and nil, respectively), and net of non-cumulative preferred shares of nil and $250, respectively (July 31, 2008 — nil and nil, respectively).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank Third Quarter Report 2009     25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements, except as discussed in Note 1.
1.	Changes in accounting policies

Goodwill and intangible assets

Commencing November 1, 2008, the Bank adopted a new accounting standard — Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, $239 million as at October 31, 2008 (July 31, 2008 — $237 million) was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in Premises and technology non-interest expenses on the Consolidated Statement of Income is now recorded as Other non-interest expenses. Accordingly, $7 million for the three-month period ended July 31, 2008 (nine-month period ended July 31, 2008 — $19 million) was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.

Note 1 to the Bank’s 2008 annual audited consolidated financial statements describes accounting policy changes for the prior year.

2.	Future accounting changes

The following summarizes future accounting policy changes that will be relevant to the Bank’s consolidated financial statements.

Impairment and classification of financial assets

In August 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3855, Financial Instruments — Recognition and Measurement, to achieve consistency with international standards on impairment of debt securities. The amendments adopt the definition of loans and receivables from International Financial Reporting Standards. As a result, certain debt securities not quoted in an active market could be classified as loans and measured at amortized cost. Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model. These amendments are effective for the Bank commencing Q4 2009 and applied retroactively to November 1, 2008. The Bank is currently in the process of evaluating the impact of adopting these amendments.

Financial instrument disclosures

In June 2009, the CICA issued amendments to its Financial Instruments — Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under international standards. The amendments include new disclosure requirements relating to instruments carried at fair value into a hierarchy based on quoted prices in active markets (Level 1), models using observable inputs other than quoted prices (Level 2), or models using inputs that are not based on observable market data (Level 3). These amendments are effective for the Bank commencing Q4 2009.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS. The impact of IFRS on the Bank’s consolidated financial statements is not reasonably determinable at this time, as accounting standards and interpretations are expected to change prior to transition.
26     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
3.	Securities

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at
	July 31, 2009				October 31, 2008
		Gross	Gross			Gross	Gross
		unrealized	unrealized	Fair		unrealized	unrealized	Fair
($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt (2)	$32,019	$817	$128	$32,708	$9,662	$232	$1	$9,893
Canadian provincial and municipal debt	1,159	16	1	1,174	14	—	—	14
U.S. treasury and other U.S. agencies’ debt	1,050	6	18	1,038	2,178	12	14	2,176
Other foreign governments’ debt	7,316	338	62	7,592	6,983	226	124	7,085
Bonds of designated emerging markets	294	182	1	475	334	140	5	469
Other debt	18,539	308	1,386	17,461	17,398	69	1,492	15,975
Preferred shares	569	15	135	449	598	5	64	539
Common shares	2,404	185	91	2,498	2,884	134	346	2,672

Total available-for-sale securities	$63,350	$1,867	$1,822	$63,395	$40,051	$818	$2,046	$38,823

(1)	Cost for debt securities is amortized cost.

(2)	Includes Canada Mortgage Bonds, Canadian NHA mortgage-backed securities, and retained interests in conjunction with the Bank’s mortgage securitization.
The net unrealized gain on available-for-sale securities of $45 million (October 31, 2008 — loss of $1,228 million) decreases to a net unrealized loss of $117 million (October 31, 2008 — loss of $1,320 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized loss on available-for-sale securities is recorded in accumulated other comprehensive income.

4.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2009, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21%, an excess spread of 1.2% and a discount rate of 1.3%. The following table summarizes the Bank’s sales.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2009	2009	2008	2009	2008

Net cash proceeds(1)	$2,008	$4,418	$892	$11,189	$2,584
Retained interest	62	225	32	457	85
Retained servicing liability	(13)	(24)	(5)	(66)	(15)

	2,057	4,619	919	11,580	2,654
Residential mortgages securitized(2)	2,006	4,420	900	11,253	2,597

Net gain (loss) on sale(3)	$51	$199	$19	$327	$57

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $16,852 for the three months ended July 31, 2009 (April 30, 2009 —$1,382, July 31, 2008 — $157), and $18,345 for nine months ended July 31, 2009, net of subsequent sales (July 31, 2008 — $2,063). As at July 31, 2009, the outstanding balance of mortgage-backed securities was $20,288, and these assets have been classified as available-for-sale securities.

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time. For the three and nine months ended July 31, 2009 these were $273 million and $2,126 million, respectively (three months ended April 30, 2009 — $1,635 million, July 31, 2008 — $317 million, nine months ended July 31, 2008 — $918 million).

(3)	Net of issuance costs.
5.	Impaired loans and allowance for credit losses

(a)	Impaired loans

			As at

			July 31	April 30	October 31
			2009	2009	2008
		Specific
($ millions)	Gross	allowance(1)	Net	Net	Net

By loan type:
Residential mortgages	$1,006	$245	$761	$649	$432
Personal and credit cards	967	642	325	296	84
Business and government	2,020	597	1,423	1,234	675

Total	$3,993	$1,484	$2,509	$2,179	$1,191

By geography:
Canada			$763	$746	$354
United States			228	191	80
Other International			1,518	1,242	757

Total			$2,509	$2,179	$1,191

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $594 (April 30, 2009 — $503; October 31, 2008 — $462).
Scotiabank Third Quarter Report 2009     27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(b)	Allowance for credit losses

During the second quarter of 2009, the Bank established a sectoral allowance of $60 million related to the automotive industry. This industry continued to deteriorate during the quarter, as evidenced by an increase in number of credit defaults as well as downgrades in publicly available debt ratings for companies in that industry. During the third quarter, $12 million was reclassified to specific allowance. The sectoral allowance is in addition to the specific and general allowances.

The general allowance is established against the loan portfolio in respect of the Bank’s core business lines, where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

When an industry sector or geographic region experiences specific adverse events or changes in economic conditions, it may be necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the allowances considers the probability of default, loss given default and expected exposure at default.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2009	2009	2008	2009	2008

Balance at beginning of period	$2,836	$2,714	$2,498	$2,634	$2,252
Writeoffs	(377)	(397)	(218)	(1,057)	(602)
Recoveries	52	48	52	159	154
Provision for credit losses	554	489	159	1,324	423
Other, including foreign exchange adjustment	(78)	(18)	(6)	(73)	258

Balance at the end of period(1)(2)(3)	$2,987	$2,836	$2,485	$2,987	$2,485

(1)	As at July 31, 2009, includes $9 of specific allowance and nil of general allowances relating to acquisition of a new subsidiary (April 30, 2009 — nil and nil, respectively; July 31, 2008 — $143 and $25, respectively), which may change as the valuation of acquired loan assets is finalized.

(2)	As at July 31, 2009, $5 has been recorded in other liabilities (April 30, 2009 — $8; July 31, 2008 — $8).

(3)	As at July 31, 2009, the sectoral allowance for credit losses was $48 (April 30, 2009 — $60; July 31, 2008 — nil) and the general allowance for credit losses was $1,450 (April 30, 2009 — $1,350; April 30, 2008 — $1,323).
6.	Subordinated debentures

(a) Subordinated debentures totalling $1 billion were issued on January 22, 2009, and will mature on January 22, 2021. Interest is payable semi-annually in arrears, on the 22nd of January and July, at 6.65% per annum until January 22, 2016. From January 22, 2016, until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ acceptance rate plus 5.85%, payable quarterly in arrears commencing April 22, 2016. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

(b) Subordinated debentures totalling $1 billion were issued on April 15, 2009 and will mature on April 15, 2019. Interest is payable semi-annually in arrears, commencing on October 15, 2009, at 4.94% per annum until April 15, 2014. From April 15, 2014, until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ acceptance rate plus 4.24%, payable quarterly in arrears, commencing July 15, 2014. The subordinated debentures are redeemable by the Bank at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

(c) On May 12, 2009, the Bank redeemed all of its $325 million 5.75% subordinated debentures due May 12, 2014, at par plus accrued and unpaid interest to the redemption date.

(d) On June 22, 2009, the Bank repurchased US$14 million of Floating Rate Subordinated Debentures due August 2085.

7.	Capital instrument liabilities, trust securities and trust subordinated notes

On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). These securities qualify as Tier 1 capital. Interest is payable semi-annually in arrears in the amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. Commencing June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing Government of Canada Yield
28     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
plus 7.05%. The first interest payment was made on June 30, 2009 in the amount of $11.54 per Scotia BaTS III Series 2009-1. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to the approval of the Superintendent of Financial Institutions Canada (OSFI). In certain circumstances the Scotia BaTS III Series 2009-1 will be automatically exchanged for non-cumulative preferred shares of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 will be required to invest cash interest paid thereon in deferral preferred shares of the Bank.

The proceeds of the issue were used to acquire the Series 2009-1 Bank Deposit Note. If there is an automatic exchange of the Scotia BaTS for Preferred Shares, then the Bank would become the sole beneficiary of the Trust.

Scotiabank Tier 1 Trust, which is a special purpose entity, is not consolidated by the Bank as the Bank is not the primary beneficiary. These securities are reported on the Consolidated Balance Sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

8.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank’s capital management process are consistent with those in place as at October 31, 2008.

Regulatory capital ratios

The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposures to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at July 31, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at July 31, 2009.

Bank regulatory capital consists of two components —Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

	As at
	July 31		April 30		October 31
(unaudited) ($ millions)	2009		2009		2008

Shareholders’ equity per consolidated balance sheet	$23,397		$22,908		$21,642
Components of accumulated other comprehensive income excluded from Tier 1	558		1,735		1,220
Capital instrument liabilities — trust securities	3,400		2,750		2,750
Non-controlling interest in subsidiaries	520		536		502
Goodwill deduction	(2,875)		(2,845)		(2,273)
Other capital deductions(1)	(1,938)		(1,951)		(578)

Tier 1 capital	23,062		23,133		23,263

Qualifying subordinated debentures, net of amortization	5,908		6,309		4,227
Trust subordinated notes	1,000		1,000		1,000
Other net capital items(2)	(1,801)		(1,832)		(643)

Tier 2 capital	5,107		5,477		4,584

Total regulatory capital	28,169		28,610		27,847

Total risk weighted assets	$221,494		$241,837		$250,591

Capital ratios
Tier 1 capital ratio	10.4%		9.6%		9.3%
Total capital ratio	12.7%		11.8%		11.1%
Assets-to-capital multiple	16.6	x	17.3	x	18.0	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses.
Significant capital transactions

(a) In the third quarter of 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2% of the Bank’s common shares outstanding as at April 30, 2008. The bid terminated on January 11, 2009.

(b) On December 12, 2008, the Bank issued 14,450,867 common shares at a price of $34.60 per share as part of the acquisition of CI Financial Corp. (CI Financial). Refer to Note 13 for further details.
Scotiabank Third Quarter Report 2009     29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(c) Series 24 non-cumulative five-year rate reset preferred shares totalling $250 million were issued on December 12, 2008, as part of the acquisition of CI Financial. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert their shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of Series 25 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 24 preferred shares and, if applicable, Series 25 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on January 26, 2014, and every five years thereafter. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

(d) Series 26 non-cumulative five-year rate reset preferred shares totalling $325 million were issued on January 21, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert their shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 26 preferred shares and, if applicable, Series 27 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

(e) Series 28 non-cumulative five-year rate reset preferred shares totalling $275 million were issued on January 30, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00. Holders of Series 28 preferred shares have the option to convert their shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With prior written approval of the Superintendent of Financial Institutions Canada, Series 28 preferred shares and, if applicable, Series 29 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.
30     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
9.	Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at July 31, 2009, and other comprehensive income (loss) for the nine months then ended were as follows:
Accumulated other comprehensive income (loss)

	As at and for the nine months ended
	Opening	Net	Ending		Opening	Net	Ending
	balance	change	balance		balance	change	balance

	October 31		July 31		October 31		July 31
($ millions)	2008		2009		2007		2008

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$(1,877)	$(4,058)	(1)	$(4,549)	$993	$(3,556	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(949)	821	(128)	(2)	639	(513)	126	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	(466)	10	(456)	(3)	53	(334)	(281	)(3)

Accumulated other comprehensive income (loss)	$(3,596)	$(1,046)	$(4,642)		$(3,857)	$146	$(3,711)

(1)	Net of cumulative income tax expense of $636 (July 31, 2008 — expense of $546).

(2)	Net of cumulative income tax expense of $11 (July 31, 2008 — expense of $81).

(3)	Net of cumulative income tax benefit of $192 (July 31, 2008 — benefit of $132).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended		For the nine months ended

	July 31	July 31	July 31	July 31
($ millions)	2009	2008	2009	2008

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(2,053)	$279	$(2,576)	$1,602
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	625	(86)	699	(609)

	(1,428)	193	(1,877)	993

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	1,040	(213)	735	(356)
Reclassification of net (gains) losses to net income(4)	218	(30)	86	(157)

	1,258	(243)	821	(513)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	134	187	(165)	487
Reclassification of net (gains) losses to net income(6)	4	(118)	175	(821)

	138	69	10	(334)

Other comprehensive income (loss)	$(32)	$19	$(1,046)	$146

(1)	Net of income tax expense of nil.

(2)	For the three and nine months ended July 31, 2009, net of income tax expense of $201 and $318, respectively (July 31, 2008 — benefit of $28 and expense of $119, respectively).

(3)	For the three and nine months ended July 31, 2009, net of income tax expense of $372 and $308, respectively (July 31, 2008 — benefit of $83 and $187, respectively).

(4)	For the three and nine months ended July 31, 2009, net of income tax benefit of $80 and $74, respectively (July 31, 2008 — expense of $22 and $70, respectively).

(5)	For the three and nine months ended July 31, 2009, net of income tax expense of $42 and benefit of $46, respectively (July 31, 2008 — expense of $85 and $223, respectively).

(6)	For the three and nine months ended July 31, 2009, net of income tax benefit of $5 and $72, respectively (July 31, 2008 — expense of $54 and $380, respectively).
Scotiabank Third Quarter Report 2009     31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
10.	Financial Instruments
Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2008.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)

As at	July 31, 2009		April 30, 2009		October 31, 2008

($ millions)	AIRB(2)	Standardized	Total	Total	Total

By exposure sub-type
Non-retail(2)
Drawn(3)	$135,464	$64,082	$199,546	$211,663	$208,494
Undrawn commitments	52,943	3,272	56,215	58,257	64,870
Other exposures(4)	65,644	2,195	67,839	77,397	87,713

Total non-retail	254,051	69,549	323,600	347,317	361,077

Retail
Drawn(5)	111,453	24,232	135,685	138,330	137,624
Undrawn commitments	5,999	159	6,158	5,851	7,540

Total retail	117,452	24,391	141,843	144,181	145,164

Total	$371,503	$93,940	$465,443	$491,498	$506,241

(1)	After credit risk mitigation, excludes available-for-sale equity securities and other assets.

(2)	Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages of $40.7 billion.

(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with banks and available-for-sale debt securities.

(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.

(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. As at July 31, 2009, 79% (April 30, 2009 — 78%) of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank’s internal grade systems. There has not been a significant change in concentrations of credit risk since October 31, 2008.
As at July 31, 2009, non-retail loans not assessed as impaired but with payments more than 30 days past due were $0.9 billion (April 30, 2009 — $0.7 billion). This represented 0.8% (April 30, 2009 — 0.5%) of the total non-retail loan portfolio.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at July 31, 2009, retail loans not assessed as impaired but with payments more than 30 days past due were $2.4 billion (April 30, 2009 — $2.6 billion), of which 71% (April 30, 2009 — 75%) relate to insured and conventional residential mortgages. This represented 1.6% (April 30, 2009 — 1.6%) of the total retail loan portfolio.
32     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Retail standardized portfolio
The retail standardized portfolio of $25 billion as at July 31, 2009 (April 30, 2009 — $36 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $13 billion (April 30, 2009 — $22 billion; October 31, 2008 — $24 billion) related to mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of 80% or less at origination.
Collateral
Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at July 31, 2009, total assets pledged were $49 billion (April 30, 2009 — $56 billion; October 31, 2008 — $45 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s holdings of liquid assets, which can generally be sold or pledged to meet its obligations, amounted to $134 billion as at July 31, 2009 (April 30, 2009 - $122 billion; October 31, 2008 — $106 billion), representing 27% of the Bank’s total assets (April 30, 2009 — 24%; October 31, 2008 — 21%).
Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities.

			Payable on a fixed date
	Payable on	Payable after	Less than	One to	Greater than
As at July 31, 2009 ($ millions)	demand	notice	one year	five years	five years	Total

Deposits	$43,044	$60,527	$162,663	$61,268	$6,226	$333,728
Subordinated debentures			—	251	5,707	5,958
Capital instrument liabilities			—	—	500	500

Total	$43,044	$60,527	$162,663	$61,519	$12,433	$340,186

As at April 30, 2009	$38,740	$57,621	$183,120	$61,623	$12,615	$353,719

As at October 31, 2008	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. The majority of these commitments, which are not reflected on the Consolidated Balance Sheet, had a remaining term to maturity of less than one year for all periods presented.
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at July 31, 2009, 46% (April 30, 2009 — 49%; October 31, 2008 — 52%) of the notional value of the Bank’s derivative instruments mature within one year, while 86% (April 30, 2009 — 86%; October 31, 2008 — 85%) mature within five years.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.
Scotiabank Third Quarter Report 2009     33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the potential after-tax impact on the Bank’s net income over the next 12 months and on the economic value of shareholders’ equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

As at	July 31, 2009						April 30, 2009		October 31, 2008

	Net income			Economic value of equity				Economic		Economic
	Canadian	Other		Canadian	Other		Net	value	Net	value
($ millions)	dollar	currencies	Total	dollar	currencies	Total	income	of equity	income	of equity

100 bp increase	$102	$40	$142	$(28)	$(225)	$(253)	$196	$(148)	$89	$(373)

100 bp decrease	$(106)	$(50)	$(156)	$(17)	$253	$236	$(156)	$194	$(100)	$346

Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.
As at July 31, 2009, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $46 million (April 30, 2009 — $37 million; October 31, 2008 — $38 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2009, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $179 million (April 30, 2009 — $190 million; October 31, 2008 — $174 million), net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 3.
Trading portfolio risk management
Market risk arising from the Bank’s trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank’s VaR by risk factor:

One-day VaR by risk factor
	As at	For the three months ended			As at	As at
	July 31	July 31, 2009			April 30	October 31
($ millions)	2009	Average	High	Low	2009	2008

Interest rate	$13.2	$15.5	$23.5	$10.9	$13.9	$23.8
Equities	6.5	5.0	9.3	2.5	2.2	4.9
Foreign exchange	3.1	2.3	3.7	1.1	2.5	1.7
Commodities	4.4	3.2	4.4	2.2	2.4	3.4
Diversification	(13.2)	(10.5)	n/a	n/a	(5.6)	(7.3)

All-Bank VaR	$14.0	$15.5	$22.6	$12.1	$15.4	$26.5

Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other
34     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $220 million (April 30, 2009 — loss of $277 million; October 31, 2008 — loss of $204 million). As at July 31, 2009, the maximum length of cash flow hedges outstanding was less than 10 years (April 30, 2009 — less than 10 years; October 31, 2008 — less than 10 years).
Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $40 million during the three months ended July 31, 2009 (July 31, 2008 — gain of $17 million), of which a gain of $26 million (July 31, 2008 — gain of $6 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the nine months ended July 31, 2009, the Bank recorded a gain of $88 million (July 31, 2008 — gain of $14 million) of which a gain of $35 million (July 31, 2008 — $13 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.
Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.7 billion as at July 31, 2009 (April 30, 2009 — $4.8 billion; October 31, 2008 — $7.5 billion). The change in fair value that was recorded through trading income for the three and nine months ended July 31, 2009, was a gain of $456 million (July 31, 2008 — loss of $5 million) and a gain of $684 million (July 31, 2008 — loss of $232 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $42 million as at July 31, 2009 (April 30, 2009 — $60 million; October 31, 2008 — $56 million). The change in fair value that was recorded through trading income for the three and nine months ended July 31, 2009, was a gain of $11 million (July 31, 2008 — loss of less than $1 million) and a gain of $16 million (July 31, 2008 — loss of $3 million), respectively.
The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $4,802 million as at July 31, 2009 (April 30, 2009 — $5,408 million; October 31, 2008 — $565 million). The change in fair value that was recorded through trading and net interest income for the three and nine months ended July 31, 2009 was a gain of $10 million (July 31, 2008 — loss of $2 million) and a gain of $135 million (July 31, 2008 — loss of $13 million), respectively.
The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $22 million as at July 31, 2009 (April 30, 2009 — $12 million; October 31, 2008 — $297 million). The change in fair value that was recorded through net interest income for the three and nine months ended July 31, 2009, was a loss of less than $1 million (July 31, 2008 — gain of less than $1 million) and a loss of $2 million (July 31, 2008 — loss of $13 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at July 31, 2009, the Bank is contractually obligated to pay $22 million to the holders of the notes at maturity (April 30, 2009 — $12 million; October 31, 2008 — $295 million).
Reclassification of financial assets
The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at July 31, 2009, the fair values of the bond assets and preferred shares were $263 million (April 30, 2009 — $285 million; October 31, 2008 — $277 million) and $67 million (April 30, 2009 — $77 million; October 31, 2008 — $81 million), respectively.
Scotiabank Third Quarter Report 2009     35

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Due to the reclassification of bond assets, for the three and nine months ended July 31, 2009, the Bank recorded pre-tax other comprehensive income gains of $19 million and $16 million, respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and nine months ended July 31, 2009, the Bank recorded pre-tax other comprehensive income gains of $10 million and $8 million, respectively, relating to fair value movements. If these reclassifications had not been made, these gains would have been recorded in the Consolidated Statement of Income.
11.	Employee future benefits
Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2009	2009	2008	2009	2008

Benefit expenses
Pension plans	$—	$(12)	$—	$(14)	$2
Other benefit plans	29	28	29	86	88

	$29	$16	$29	$72	$90

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
12.	Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking, International Banking and Scotia Capital.
The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1 of the 2008 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:
36     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2009
	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,212	$979	$423	$(438)	$2,176
Provision for credit losses	169	179	106	100	554
Other income	593	296	681	29	1,599
Non-interest expenses	933	718	266	42	1,959
Provision for income taxes	203	38	262	(200)	303
Non-controlling interest in net income of subsidiaries	—	28	—	—	28

Net income(3)	$500	$312	$470	$(351)	$931

Average assets ($ billions)	$193	$87	$180	$46	$506

For the three months ended April 30, 2009
	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,147	$959	$345	$(364)	$2,087
Provision for credit losses	188	115	159	27	489
Other income	524	349	502	134	1,509
Non-interest expenses	899	729	231	27	1,886
Provision for income taxes	174	102	129	(86)	319
Non-controlling interest in net income of subsidiaries	—	30	—	—	30

Net income(3)	$410	$332	$328	$(198)	$872

Average assets ($ billions)	$191	$95	$189	$44	$519

For the three months ended July 31, 2008
	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$1,122	$847	$269	$(292)	$1,946
Provision for credit losses	99	56	4	—	159
Other income	564	389	383	92	1,428
Non-interest expenses	914	698	254	23	1,889
Provision for income taxes	210	118	97	(138)	287
Non-controlling interest in net income of subsidiaries	—	29	—	—	29

Net income(3)	$463	$335	$297	$(85)	$1,010

Average assets ($ billions)	$177	$81	$162	$37	$457

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30, 2009 ($77), and July 31, 2008 ($103), and for the nine months ended July 31, 2009 ($215), and July 31, 2008 ($321), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
Scotiabank Third Quarter Report 2009     37

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended July 31, 2009
	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$3,505	$2,885	$1,106	$(1,267)	$6,229
Provision for credit losses	512	410	275	127	1,324
Other income	1,673	1,116	1,549	155	4,493
Non-interest expenses	2,766	2,219	788	82	5,855
Provision for income taxes	552	254	494	(488)	812
Non-controlling interest in net income of subsidiaries	—	86	—	—	86

Net income(3)	$1,348	$1,032	$1,098	$(833)	$2,645

Average assets ($ billions)	$191	$92	$188	$47	$518

For the nine months ended July 31, 2008
	Canadian	International	Scotia
Taxable equivalent basis ($ millions)	Banking	Banking	Capital	Other (1)	Total

Net interest income(2)	$3,164	$2,375	$789	$(695)	$5,633
Provision for credit losses	292	146	(15)	—	423
Other income	1,620	1,054	806	272	3,752
Non-interest expenses	2,693	1,881	688	90	5,352
Provision for income taxes	541	347	179	(378)	689
Non-controlling interest in net income of subsidiaries	—	96	—	—	96

Net income(3)	$1,258	$959	$743	$(135)	$2,825

Average assets ($ billions)	$172	$77	$162	$36	$447

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30, 2009 ($77), and July 31, 2008 ($103), and for the nine months ended July 31, 2009 ($215), and July 31, 2008 ($321), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
13.	Acquisitions
Prior quarters
On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increased the Bank’s ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.
On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund for approximately $2.3 billion. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.
The Bank completed the acquisition of E*Trade Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of approximately $500 million. During the first quarter of 2009, the Bank completed the purchase price allocation and recorded goodwill of $430 million and intangibles of $32 million on the Consolidated Balance Sheet.
38     Scotiabank Third Quarter Report 2009

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2009
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6	January 28
April 7	April 28
July 7	July 29
October 6	October 28
Annual Meeting date for fiscal 2009
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2009, will be held in St. John’s, Newfoundland, on Thursday, April 8, 2010.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on August 28, 2009, at 10:00 a.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from August 28, 2009, to September 11, 2009, by calling (416) 640-1917 and entering the identification code 21312851#. The archived audio webcast will be available on the Bank’s website for three months.
Contact information
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
The Bank of Nova Scotia is incorporated in Canada with limited liability.
Scotiabank Third Quarter Report 2009     39

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